Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the Company’s securities is based upon the Company’s amended and restated memorandum and articles of association (“Articles”) and applicable provisions of law. We have summarized certain portions of the Articles below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Articles of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part.

Authorized Share Capital

We are authorized to issue up to 101,000,000 shares consisting of: 100,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value of $0.0001 per share.

Ordinary Shares

Authorization. Our outstanding ordinary shares are duly authorized, validly issued, fully paid and nonassessable.

Listing. Our ordinary shares are listed on Nasdaq under the symbol “TGLS”. From January 2016 until November 2020, our shares traded on the Bolsa de Valores de Colombia (“BVC”), the principal stock exchange of Colombia, under the symbol TGLSC.

Voting Rights: The holders of ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Dividend Rights: Subject to any preferential rights of any outstanding preferred shares, holders of our ordinary shares are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Prior to August 2016, we had not paid any cash dividends on our ordinary shares. On August 4, 2016, our Board of Directors authorized the payment of regular quarterly dividends to holders of our ordinary shares at a quarterly rate of $0.125 per share (or $0.50 per share on an annual basis). Our Board of Directors subsequently authorized an increase in the dividends to $0.14 per share (or $0.56 per share on an annual basis) beginning in the third quarter of 2017 and going forward.

Preemptive Rights, Etc. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our ordinary shares.

Preferred Shares

Our amended and restated memorandum and articles of association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend or other distribution, voting, return of capital or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

No preferred shares have been issued or registered.

Certain Anti-Takeover Provisions of Cayman Islands Law

Provisions of Cayman Islands Law could make it more difficult to acquire us by means of a tender offer, a proxy contest, or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our shareholders.

Shareholder Actions. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.